____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-15102

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Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered 10 commercial jets and 23 executive jets (15 light / 8 mid/super-midsize jets) in 3Q22, bringing YTD deliveries to 27 commercial jets and 52 executive jets (33 light /19 mid/super-midsize jets). Although deliveries have been back ended to 4Q22 due to supply chain challenges in 2022, they are close to historical average for the quarter.
•	Reported 3Q22 consolidated gross margin of 19.1% compared to 19.0% reported in 3Q21. As a reference, 9M22 consolidated gross margin of 20.9% higher than 16.0% reported in same period of 2021.
•	Adjusted EBIT and EBITDA were US$50 million and US$93 million, respectively, yielding Adj. EBIT margin of 5.4% and Adj. EBITDA margin of 10.0%.
•	Free cash flow (FCF) in 3Q22 was negative US$109.4 million, mainly explained by working capital increase due to higher deliveries in 4Q22 which will reverse to a positive trend.
•	The Company finished the quarter with net debt of US$1.275 billion, or US$0.53 billion less than 3Q21 in line with the strategy to reduce interest expenses.
•	A revolving credit facility of up to US$650 million with 14 financial institutions was signed to increase our liquidity and improve our capital structure, following Embraer liability management strategy, or reducing gross debt and interest expenses.
•	We reaffirm all aspects of our 2022 financial and deliveries guidance, with an increase in our Free Cash Flow guidance from US$50 million or better to US$150 million or better.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

³ Net Debt w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE’s Net Debt.

1

São Paulo, Brazil, November 14, 2022 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2022 (3Q22), June 30, 2022 (2Q22 Restated), and September 30, 2021 (3Q21), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

Consolidated revenues of US$929.0 million in 3Q22 represented a decrease of 3.0% y-o-y mostly driven by lower revenues in Defense & Security and partially offset by higher revenues in Commercial, Executive and Services & Support.

Q	Commercial Aviation reported revenue of US$253.3 million 5% increase y-o-y. Reported 3Q22 consolidated gross margin of 5.4% lower than 6.5% reported in 3Q21, reflecting a less favorable mix. Reported gross margin of 10.0% versus 3.2% reported in 9M21.

Q	Executive Aviation revenues were US$271.7 million, which is 6% higher y-o-y. Reported 3Q22 gross margin of 19.7% against 21.0% reported in 3Q21 with higher margin mix concentrated in the upcoming quarter. Reported gross margin of 20.6% versus 16.3% reported in 9M21.

Q	Defense & Security reported revenue fall of 42% to US$101.7 million in 3Q22, mainly impacted by less PoC (Percentage of Completion) revenue recognition from A29 program compared to 3Q21. Reported gross margin of 17.2% versus 23.7% reported in 3Q21. In 9M22 gross margin was 21.2% versus 24.1% in 9M21.

Q	Services & Support reported revenues of US$295.0 million, representing y-o-y growth of 7%. It continues to show solid growth from initiatives such as pool programs, repair management and new long-term agreements. Reported gross margin of 31.0% higher than 25.9% reported in 3Q21. In 9M22 gross margin of 29.9% compared to 26.4% in same period of 2021.

Reported 3Q22 consolidated gross margin of 19.1% flattish compared to 3Q21. As a reference, 9M22 consolidated gross margin of 20.9% higher than 16.0% reported in same period of 2021.

2

EBIT AND ADJUSTED EBIT

In 3Q22, the Company’s reported results is summarized in the table below.

Excluding these special items, 3Q22 Adjusted EBIT was US$50 million and Adjusted EBIT margin was 5.4%, compared to Adjusted EBIT of US$ 36 million and Adjusted EBIT margin of 3.7% in 3Q21.

net income (Loss)

Net profit attributable to Embraer shareholders and earnings per ADS for 3Q22 were negative US$30.2 million and negative US$0.16, respectively, compared to negative US$45.0 million in net income attributable to Embraer shareholders and negative US$0.24 in Earnings per ADS in 3Q21.

Note: reported net income is explained above and adjusted net income can be seen below at the chart.

ADJUSTED NET INCOME – US$ Million

3

DEBT & LIABILITY MANAGEMENT

Embraer ended 3Q22 with a net debt position of US$1.3 billion, compared to US$1.8 billion y-o-y. The decrease in the Company’s net debt position is a result of cash generation during the last four quarters and also Embraer’s liability management strategy to reduce the gross debt and the interest expenses. To ensure company liquidity, Embraer (i) obtained in Oct22 a revolving credit facility line “RCF” in the amount of up to US$650 million (ii) a credit transaction guarantee of US$100 million by JPMorgan/UKEF to finance suppliers, (iii) BNDES (National Bank for Economic and Social Development was approved the renewal for financing the production and export of manufactured commercial aircraft, in the amount of US$400 million to 2027.

The average loan maturity in 3Q22 was 3.7 years. The cost of Dollar-denominated loans in 3Q22 was 5.33% p.a., in line with the 5.30% p.a. cost in 2Q22, while the cost of Brazilian Real denominated loans increased to 7.95% p.a. in 3Q22 compared to 7.32% in 2Q22, due to the increase in the reference rate.

in millions of U.S.dollars

FINANCIAL POSITION DATA	(1) 2Q22*	(1) 3Q21	(1) 3Q22
Cash and cash equivalents	1,041.3	1,596.8	1,305.1
Financial investments	923.7	906.9	552.6
Total cash position	**1,965.0**	**2,503.7**	**1,857.7**
Loans short-term	70.2	783.8	280.2
Loans long-term	3,092.7	3,523.5	2,852.4
Total loans position	**3,162.9**	**4,307.3**	**3,132.6**
Net debt**	**(1,197.9)**	**(1,803.6)**	**(1,274.9)**
EVE's Net debt***	**330.8**	**14.6**	**248.3**
Net debt w/o EVE	**(1,528.7)**	**(1,818.2)**	**(1,523.2)**

(1) Derived from unaudited financial information.

**Restated - EVE Transaction*

*** Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term*

term.

4.2
4.0
3.8
3.7
3.8
3.8
3.7
8%
19%
18%
14%
9%
2%
9%
92%
81%
82%
86%
91%
98%
91%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Loan Average Maturity (Years)
Short-term
Long-term

MATURITIES - US$ MILLION
2,508
RCF
650
US$
1,745
R$
113
Cash
37
2022
244
2023
310
300
10
2024
959
2025
4
2026
US$300MM
830
300
830
2027
748
>2028
Maturities
Reprofiling

4

FREE CASH FLOW

Adjusted free cash flow for 3Q22 was negative in US$109.4 million, due to working capital requirements related to concentrated deliveries in the last quarter of the year.

CAPEX

Net additions to total PP&E for 3Q22 were US$33.3 million. Of the total 3Q22 value, Capex amounted to US$13.8 million, and pool program spare parts represented US$19.6 million of total figures. In 3Q22, Embraer invested a total of US$28.2 million in product development and US$12.8 million in Research.

WORKING CAPITAL

Aligned with the Company’s planned ramp-up of deliveries in the coming quarter, working capital was impacted by an increase in inventory’s work-in-progress to support strong deliveries in the last quarter.

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Total Backlog

Firm order backlog reached US$17.8 billion in 3Q22, representing an increase of 6% and flat compared to 3Q21 and 3Q22, respectively. Backlog figures were stable in 3Q22, increasing in Executive Aviation and Services & Support YTD22. New firm orders of 20 E195-E2 from Porter and of six E195-E2 from SalamAir were partially mitigated by consensual reduction of 31 E175 from Republic in the 3Q22 Commercial backlog.

BACKLOG – US$ Billion

Commercial Aviation

In 3Q22, Embraer delivered 10 commercial jets, as shown below:

Embraer delivered 9 Embraer 175 to SkyWest and 1 Embraer 195-E2 to Aircastle. In 3Q22 Republic and Embraer agreed on a reduction of 31 Embraer E175, partially offset by a firm order of 20 Embraer E195-E2 passenger jets by Porter Airlines, adding to their existing 30 firm orders, and SalamAir which has signed a firm order for six E195-E2. Nordic Aviation Capital (NAC), the world’s largest regional aircraft leasing company, have signed a contract for up to 10 conversion slots for the E190F/E195F, with deliveries starting in 2024.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 3Q22 were as follows:

6

Executive AVIATION

Executive Aviation delivered 23 aircraft (15 light and 8 mid/super-midsize jets) in 3Q22. Deliveries were higher than 3Q21 and sales pace continued strong, as the second-best 3rd quarter in the last 10 years.

Growth in the light and mid-sized business jet segments continues strong. Growing fleet ageing likely to sustain a significant replacement cycle in medium-term.

Defense & security

As of 3Q22, there are four units of C-390 Millennium in the production line destined to the Brazilian Air Force (FAB), two units to the Portuguese Air Force and one to the Hungarian Defence Forces. The flight test campaign for the Portuguese Program is in progress to prepare for the NATO systems integration and tests, while the first aircraft for the Hungarian Program had its fuselage and wing structures completed earlier than expected.

Also, in 3Q22, Embraer and L3Harris Technologies announced a partnership to develop an “Agile Tanker,” a tactical aerial refueling option to address the U.S. Air Force’s operational imperatives and joint force refueling requirements specially for contested logistics environments.

In addition, the execution of the amendments successfully concludes the negotiations between Embraer and Brazilian Air Force to reduce from 22 to 19 the total number of KC-390 Millennium aircraft to be delivered. The amendments to the Contracts preserve the Company's cash flow, ensure the economic and financial viability of the KC-390 Millennium program, and do not change and do not compromise the Company's guidance for 2022.

SERVICES & SUPPORT

The consistent revenue improvement comes despite ongoing challenges in the aerospace industry. The most critical of these are worldwide materials shortages and supply chain constraints which are affecting availability of spare parts inventories, delaying repair turnaround time, and increasing the quantity of back-ordered items.

The main driver for Commercial Aviation services were in the Pool Program contract renewals such as Azul Repair Management and LOT Polish as well as new customers including Porter Airlines of Canada, Sky High Aviation Services, and Western Air, operator of the largest fleet of ERJs in the Caribbean. Highlights also include new contracts for more than 20 aircraft from Breeze and Envoy Air of Heavy Maintenance & Modifications, the rollout of upgrades and new features AHEAD (Aircraft Health and Analysis Diagnosis), and the new E-Jets MRBR (Maintenance Review Board Report) optimized Maintenance Plan to reduce DMC (Direct Maintenance Cost).

7

8

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(1) Nine Months Ended	
	30 Sep, 2021	30 Sep, 2022	30 Sep, 2021	30 Sep, 2022
Operating activities				
Net income (loss) for the period	(45.7)	(41.4)	(46.5)	(226.6)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	27.9	26.7	91.4	79.4
Realization of government grants	(0.8)	-	(2.4)	(0.5)
Amortization of intangible assets	17.4	19.7	62.3	57.4
Realization of contribution from suppliers	(1.8)	(3.4)	(6.6)	(9.7)
Loss (reversal) for inventory obsolescence	(5.1)	(11.9)	(0.2)	(14.1)
Adjustment to fair value, inventory, property plant and equipment and intangible	(1.3)	0.8	(0.8)	8.1
EVEX Transaction	-	1.6	-	225.3
Adjustment to fair value - Financial Assets	-	(1.0)	(39.1)	(1.0)
Losses on fixed assets disposal	6.3	1.4	12.0	15.2
Expect credit losses (reversal) and receivables written-off	(3.9)	(19.8)	(26.2)	3.1
Deferred income tax and social contribution	7.4	(26.2)	(19.6)	(121.7)
Accrued interest	55.5	44.9	169.3	162.3
Interest on marketable securities, net	(0.5)	(3.1)	(1.5)	(6.6)
Equity in associates gains and losses	(1.3)	(2.0)	(2.9)	(7.6)
Share-based remuneration	-	0.6	-	2.4
Foreign exchange gain (loss), net	3.4	(24.9)	(18.2)	(68.3)
Gain and loss on equity interest	-	(1.4)	-	(1.4)
Mark to market of the residual value guarantees	(14.1)	-	(25.1)	-
Other provisions	13.3	12.1	18.7	20.4
Non-controlling interest	0.7	11.2	(0.3)	18.3
Changes in assets				
Financial investments	142.4	371.6	(151.4)	289.7
Derivative financial instruments	3.3	62.7	5.5	55.0
Collateralized accounts receivable and accounts receivable	(21.8)	15.8	24.7	(22.5)
Contract assets	11.9	(11.6)	(157.0)	(53.2)
Customer and commercial financing	1.1	(9.7)	1.4	(9.7)
Inventories	23.4	(271.0)	144.2	(669.6)
Other assets	(73.3)	(10.6)	(142.9)	(54.7)
Changes in liabilities				
Trade accounts payable	38.4	32.8	30.5	265.4
Trade accounts payable - Supplier finance	4.4	15.2	6.4	12.7
Other payables	8.0	2.2	2.2	(63.8)
Contract liabilities	107.0	183.4	70.8	468.0
Taxes and payroll charges payable	4.2	22.4	19.3	52.7
Income tax and social contribution paid	2.1	(3.8)	(7.8)	(14.8)
Financial guarantees	(1.1)	(0.3)	(2.9)	(15.8)
Unearned income	(0.3)	(1.6)	13.5	(12.0)
Interest paid	(71.2)	(57.7)	(167.6)	(157.3)
Net cash generated (used) by operating activities	**235.9**	**323.7**	**(146.8)**	**204.5**
Investing activities				
Proceeds from sale of property, plant and equipment	(0.1)	0.1	1.5	1.0
Acquisition of property, plant and equipment	(35.3)	(33.4)	(69.6)	(84.0)
Additions to intangible assets	(36.8)	(28.2)	(96.7)	(76.0)
Additions investments in subsidiaries and affiliates	(0.2)	(0.3)	(0.6)	(0.4)
Sales of investiments	-	-	-	158.2
Investments measured at amortized cost	91.3	3.6	154.4	(18.3)
Dividends Received	(0.1)	0.2	1.2	1.0
Net cash generated (used) in investing activities	**18.8**	**(58.0)**	**(9.8)**	**(18.5)**
Financing activities				
Repayment of borrowings	(10.6)	(77.6)	(138.2)	(951.0)
Proceeds from borrowings	5.7	59.8	16.6	70.7
Receipt in the offering of shares of subsidiary	-	15.0	-	207.0
Cost of offering controlled shares	-	-	-	(47.9)
Repurchases of common shares	-	-	(2.5)	-
Lease Payments	(2.6)	(3.0)	(7.7)	(9.0)
Net cash generatet (used) by financing activities	**(7.5)**	**(5.8)**	**(131.8)**	**(730.2)**
Increase (Decrease) in cash and cash equivalents	**247.2**	**259.9**	**(288.4)**	**(544.2)**
Effects of exchange rate changes on cash and cash equivalents	**(1.6)**	**0.5**	**2.1**	**5.0**
Cash and cash equivalents at the beginning of the period	**1,351.2**	**1,039.0**	**1,883.1**	**1,838.6**
Cash and cash equivalents at the end of the period	**1,596.8**	**1,299.4**	**1,596.8**	**1,299.4**
Included in cash and cash equivalents per the statements of financial position	1,596.8	1,305.1	1,596.8	1,305.1
Included the balance in Loans and financing - overdraft balance		(5.7)		(5.7)

(1) Derived from unaudited financial statements.

9

10

11

Reconciliation OF IFRS and “NON-GAAP” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

12

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Ratios based on “NON-GAAP” information

(i) Total debt represents short and long-term loans and financing (USD billion).

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Net cash w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE’s Net Debt.

(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).

(v) Financial expense (gross) includes only interest and commissions on loans.

(vi) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).

(viii) Adjusted LTM EBITDA excluding EVE is reconciled in the table on the page above.

13

Investor Relations

Leonardo Shinohara, Jose Triques, Viviane Pinheiro, Eliane Fanis and Caio Moriani.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q22 Results on:

ENGLISH: Monday, November 14, 2022 at 10:00 AM (SP Time) / 08:00 AM (NY Time).

Access Link: https://mzgroup.zoom.us/webinar/register/WN_XgTmGC7YRHecrEFL4-gETQ [mzgroup.zoom.us]

To participate by Phone:

• From Brazil: +55 11 4632 2236 or 55 11 4632 2237 or +55 11 4680 6788.

• From U.S.: +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847.

• International Phone Numbers available at https://mzgroup.zoom.us/u/kdl6WjpjTv

ID: 863 6655 9280

Password: 891558

We recommend you call 20 minutes in advance.

THE CONFERENCE CALL WILL ALSO BE BROADCASTED LIVE OVER THE WEB, AT THE ADDRESS: ri.embraer.com.br

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations